UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Antares Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

036642 10 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 036642 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification No(s). of above person(s) (entities only) Lombard Odier Darier Hentsch & Cie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 589,931

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 589,931

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 589,931*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

* Includes 127,986 shares which may be acquired within 60 days of December 31, 2003 pursuant to the exercise of a warrant to purchase shares of common stock.

Item 1.
	(a)	Name of Issuer Antares Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 707 Eagleview Blvd., Suite 141 Exton, PA 19341

Item 2.
	(a)	Name of Person Filing Lombard Odier Darier Hentsch & Cie
	(b)	Address of Principal Business Office or, if none, Residence 11 rue de la Corraterie, 1204 Geneva, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 036642 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 589,931*
(b) Percent of class: 3.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 589,931
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 589,931
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
All such shares are held for the benefit of the LODH Immunology Fund which is managed by Lombard Odier Darier Hentsch Fund Managers SA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b): Not applicable.
(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c): Not applicable.

* Includes 127,986 shares which may be acquired within 60 days of December 31, 2003 pursuant to the exercise of a warrant to purchase shares of common stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004
Date
/s/ Alexandre Meyer	/s/ Tania Plage
Signature
Alexandre Meyer Senior Vice President	Tania Plage Assistant Vice President
Name/Title